SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

NEWPOWER HOLDINGS, INC.
(Name of Subject Company (Issuer))

WINDSOR ACQUISITION CORPORATION
an indirectly wholly owned subsidiary of

CENTRICA PLC
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

CUSIP 652463101
(CUSIP Number of Class of Securities)

GRANT DAWSON
GENERAL COUNSEL
CENTRICA PLC
MILLSTREAM, MAIDENHEAD ROAD
WINDSOR, BERKSHIRE SL4 5GD
UNITED KINGDOM
44-1753-494-000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:
JOSEPH B. FRUMKIN
SULLIVAN & CROMWELL
125 BROAD STREET
NEW YORK, NY 10004-2498
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1): $133,744,556.40	Amount of Filing Fee(2): $12,304.50

(1)	For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2)	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date filed:	$12,304.50 Schedule TO Windsor Acquisition Corporation Centrica plc March 1, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, dated March 1, 2002 as amended (and as amended hereby, the “Schedule TO”) relating to the commencement by Windsor Acquisition Corporation, a Delaware corporation (“Windsor”) and an indirect wholly owned subsidiary of Centrica plc, a company organized under the laws of England and Wales (“Centrica”), of its offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of NewPower Holdings, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.05 per Share, subject to possible adjustment in accordance with the Merger Agreement a copy of which has previously been filed as Exhibit (d)(1) to the Schedule TO, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 1, 2002 (the “Offer to Purchase”), a copy of which has previously been filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”), a copy of which has previously been filed as Exhibit (a)(1)(ii) to the Schedule TO.

ITEMS 1 through 11.

Not applicable

ITEM 12. EXHIBITS.

ITEM 12 is hereby amended and supplemented to add the following:

(a)(5)(v)	Text of Press Release issued by Centrica plc, dated March 28, 2002

SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WINDSOR ACQUISITION CORPORATION
By:	/s/ George Earle

	Name: Title:	George Earle President

CENTRICA PLC
By:	/s/ Grant Dawson

	Name: Title:	Grant Dawson General Counsel and Company Secretary

Date:  March 28, 2002

EXHIBIT INDEX

Exhibit No. - Description.

(a)(5)(v)	Text of Press Release issued by Centrica plc, dated March 28, 2002